02060355

Pernod Ricard

02 NOV 19

82-33611

SUPPL

Pernod Ricard: 9-month sales

# Spirits & Wine sales grow by 77%
# The Group confirms its forecasts for the year.

*Paris, 13 November 2002* – At 30 September 2002, Pernod Ricard reported consolidated sales, excluding duties and tax, of €3,664 million, up 10% on the first nine months of 2001. The Spirits & Wine division's sales rose 77%.

## Spirits & Wine

The Spirits & Wine division had consolidated sales of €2,297 million in the first nine months of 2002, up 77% year-on-year and consistent with the 78% rise in first-half 2002.

Currencies had a negative impact of €25 million, or 1.9% of sales. This was attributable mainly to the weakness of the Argentine peso, which accounted for 70% of the impact, and of the US dollar.

The sales generated by Seagram brands amounted to €939 million. After the impact of the destocking that affected the first half, the four Seagram brands – Chivas, Martell, Seagram's Gin, The Glenlivet – rallied during the third quarter, confirming the attainment of the year's targets.

PROCESSED
DEC 17 2002
THOMSON FINANCIAL

Pernod Ricard's historical brands had sales of €1,358 million in the nine months to 30 September, up 3.9% organically. This is slightly less than in the first half, mainly because of weaker consumption of aniseed-based spirits in France, as previously announced.

## Non-core businesses

The "Fruit Preparations" business generated sales of €431 million in the period under review, compared with €998 million at 30 September 2001. The difference is due to asset sales under way since the beginning of the year. With the disposal of SIAS MPA in mid-May 2002, the bulk of third-quarter sales originated from the soft drinks activities of Agros, which is in the process of being sold.

Sales from the Distribution business amounted to €936 million compared with €1,033 million at 30 September 2001. The sale of BWG to Electra was finalised on 23 August 2002.

**Forecasts**:

Based on these positive trends, the company is confirming its forecasts for 2002:

- two-fold increase in operating profit from Spirits & Wine compared with 2001
- operating margin of some 20%
- earnings per share * of €6.40
- gearing ratio of approximately 1:1

*Net of exceptional and extraordinary item and goodwill amortisation, diluted for convertible bonds

***Contacts***

| | |
|---|---|
| Alain-Serge Delaitte / Media | Tel: (33 1) 41 00 40 95 |
| Patrick de Borredon / Investor Relations | Tel: (33 1) 41 00 41 71 |
| Barbara M. Burns / New York | Tel: (212) 486 1140 |


*For more information about Pernod Ricard, please visit our website :*
*www.pernod-ricard.com*


Résultats du 1er semestre
/
First half-year results
2002
Pernod Ricard

## 3ème opérateur mondial
### Ambitions mondiales, racines locales

## *3rd leading operator worldwide*
### *Global ambitions, local roots*

Leader des spiritueux et vins dans la zone euro, Pernod Ricard est aussi N° 2 en Asie ainsi qu'en Amérique Centrale et du Sud. Le Groupe est en outre un intervenant majeur en Amérique du Nord.
Avec dans son portefeuille 14 spiritueux commercialisés à plus d'1 million de caisses de 9 litres dont une dizaine ont une vocation mondiale, Pernod Ricard dispose d'une gamme forte et largement diversifiée en termes de produits et de marchés.
Dans le secteur des vins, Jacob's Creek demeure le fer de lance de la gamme avec une progression de plus d'un million de caisses chaque année.
Le Groupe a mis en place une structure fortement décentralisée avec d'une part des sociétés productrices "propriétaires" et responsables de marques et d'autre part, sur tous les marchés-clés, des sociétés distributrices de ces marques pouvant s'appuyer elles-mêmes sur des marques locales puissantes.

*A leader in spirits and wine in the Euro Zone, Pernod Ricard is ranked second in Asia and in Central and South America. The Group also has a major presence in North America.*
*With 14 spirits in its portfolio that sell more than one million 9 litre cases, and of which about ten are global brands, Pernod Ricard boasts a strong and diversified range in terms of products and markets.*
*In the wine sector, Australian wine Jacob's Creek remains the spearhead of the range with an annual growth of more than one million cases.*
*Pernod Ricard has put in place a highly decentralized structure with brand owner companies who produce and also develop marketing strategy for the brands. Distribution companies implement this strategy in all of the key markets in partnership with the brand owners, and also distribute strong local brands which complement the global brands.*

**N° 1 dans la zone euro : 29 millions(1) de caisses(2) / *No.1 in the euro-zone: 29 million(1) cases(2)***
- ■ **n° 1 : France, république d'Irlande, Italie, République Tchèque, Pologne, Russie / *No.1: France, Rep. of Ireland, Italy, Czech Republic, Poland, Russia***
- **n° 2 : Portugal, Suisse, Slovaquie / *No.2: Portugal, Switzerland, Slovakia***
- **n° 3 : Espagne, Islande, Bénélux, Danemark, Suède, Finlande, Roumanie, Géorgie / *No.3: Spain, Iceland, Benelux, Denmark, Sweden, Finland, Romania, Georgia***

**N° 2 dans la zone Asie-Pacifique : 11,3 millions(1) de caisses(3) / *No.2 in Asia-Pacific : 11.3 million(1) cases(3)***
- ■ **n° 1 : Inde, Chine, Malaisie / *No.1: India, China, Malaysia***
- **n° 2 : Sri Lanka, Thaïlande, Taïwan, Japon / *No.2: Sri Lanka, Thailand, Taiwan, Japan***
- **n° 3 : Indonésie, Laos, Viêt-Nam, Cambodge, Corée, Philippines, Australie / *No.3: Indonesia, Laos, Vietnam, Cambodia, Korea, Philippines, Australia***

**N° 2 en Amérique Centrale et du Sud : 4,6 millions(1) de caisses / *No.2 in Central & South America : 4.6 million(1) cases***
- ■ **n° 1 : Nicaragua, Cuba, Bolivie, Argentine / *No.1: Nicaragua, Cuba, Bolivia, Argentina***
- **n° 2 : Salvador, Venezuela, Brésil, Uruguay / *No.2: El Salvador, Venezuela, Brazil, Uruguay***
- **n° 3 : Guatemala, Honduras, Costa Rica, Panama, Haïti/Rép. Dominicaine, Pérou, Equateur, Paraguay, Guyane, Colombie *No.3: Guatemala, Honduras, Costa Rica, Panama, Haiti/Dominican Rep., Peru, Ecuador, Paraguay, Guyana, Colombia***

**N° 6 en Amérique du Nord : 6,4 millions(1) de caisses / *No.6 in North America: 6.4 million(1) cases***

(1) Estimations 2002 / *2002 Estimates* – (2) Europe + Afrique / *Europe + Africa* – (3) Asie, Océanie, Reste du monde / *Asia, Oceania, Rest of the wold*

# Message du Président
# *Message from the Chairman*



Cher actionnaire,
Le premier semestre 2002 confirme tous les espoirs que nous avions mis dans notre recentrage sur notre cœur de métier, les spiritueux et vins. Par rapport au premier semestre de l'exercice précédent, cette activité a progressé de 78 % en chiffre d'affaires et son résultat opérationnel a plus que doublé. Les activités acquises de Seagram ont été bien intégrées, de nombreuses synergies se sont déjà manifestées, ce que traduisent nos résultats. Dans le même temps, nous avons cédé la quasi-totalité de nos activités non-stratégiques, ce qui nous a permis de rembourser notre emprunt-relais dès juin 2002.
Le marché nous sait gré de ces succès, que reflète en partie notre cours de bourse.
A court et moyen termes, nos deux priorités demeurent la croissance et la poursuite accélérée de notre désendettement.
Sauf accident économique majeur, nous maintenons nos prévisions de bénéfice net par action de 6,40 € pour l'exercice 2002. Très sincèrement.

**Points forts du 1er semestre :**
- **Intégration réussie de l'activité Seagram**
- **Excellents résultats financiers**
- **Programme de cession des activités périphériques terminé**
- **Emprunt-relais remboursé plus rapidement que prévu**

*Dear shareholder,*
*The first half of 2002 confirms all of the aspirations we placed on the strategic refocusing on our origins: Spirits & Wine. Sales in that sector progressed 78% compared to the first half of the previous financial year; operating profit more than doubled. The businesses acquired from Seagram have been well integrated; numerous synergies have already become apparent as demonstrated by our results.*
*At the same time, we have withdrawn from almost all of our non-strategic activities, permitting repayment of our bridging loan as early as June 2002.*
*The financial markets have recognized these achievements, which are reflected in part in our share price performance.*
*In the short and medium term, our two priorities remain growth and the acceleration of our debt reduction.*
*Excluding any major economic crisis, we maintain our forecast for net profit per share of € 6.40 for the financial year 2002. Yours Sincerely,*

***Strong points in the first half 2002:***
- ***Successful integration of the Seagram businesses***
- ***Excellent financial results***
- ***Disposal of non-core activities completed***
- ***Repayment of bridge loan more rapidly than planned***

Patrick Ricard,
Président Directeur Général / *Chairman and Chief Executive Officer*

## Chiffres clés // *Key Figures*

### Chiffre d'affaires (HDT) // *Sales (excluding duty & tax)*


3 000 M €
2 500
2 000
1 500
1 000
500
Groupe // Group
Spiritueux et vins // Spirits & Wine
2 038
756
2 189
843
2 574
1 503
1er sem. 2000 // 1st half 2000
1er sem. 2001 // 1st half 2001
1er sem. 2002 // 1st half 2002

### Résultat opérationnel // *Operating profit*


300 M €
250
200
150
100
50
Groupe // Group
Spiritueux et vins
Spirits & Wine
165
109
181
126
296
265
1er sem. 2000
1st half 2000
1er sem. 2001
1st half 2001
1er sem. 2002
1st half 2002

### Résultats consolidés // *Consolidated profit*


Résultat courant
Pretax profit before exceptional items
Résultat net part du Groupe
Consolidated net income
147
81
169
105
217
154
1er sem. 2000
1st half 2000
1er sem. 2001
1st half 2001
1er sem. 2002
1st half 2002

### Désendettement plus rapide que prévu // *Faster than expected debt reduction*

Endettement net [1] // *Net debt* [1]


4000 M €
3000
2000
1000
3 695
2 725
31 / 12 / 2001
12 / 31 / 2001
30 / 06 / 2002
06 / 30 / 2002

Endettement net/capitaux propres [1] // *Gearing* [1]


1,6
1,4
1,2
1,0
1.47
1.17
Objectif
Target
31 / 12 / 2001
12 / 31 / 2001
30 / 06 / 2002
06 / 30 / 2002
31 / 12 / 200
12 / 31 / 200

[1] hors Océane [1] *excluding Océane*

# Spiritueux et vins / *Spirits & Wine*

## Chiffres d'affaires par région / *Sales by geographic area*



600 M €
500
400
300
200
100
1er semestre 2001 / 1st half-year 2001
1er semestre 2002 / 1st half-year 2002
00 croissance / growth
( ) croissance interne (1) / organic growth (1)
+ 6 %
(– 0,1 %)
262
278
+ 46 %
(+ 5,5 %)
370
541
x 3,9
(+ 11 %)
101
393
x 2,6
(+ 6,5 %)
110
291
France / France
Europe / Europe
Amériques / Americas
Reste du monde / Rest of the world


(1) Marques "historiques" Pernod Ricard / *(1) Pernod Ricard historic brands*

## Résultat opérationnel par région / *Operating margin by geographical area*



100 M €
75
50
25
1er semestre 2001 / 1st half-year 2001
1er semestre 2002 / 1st half-year 2002
+ 16,3 %
48
55
+ 49 %
64
95
x 7,8
9
72
x 7,6
6
43
France / France
Europe / Europe
Amériques / Americas
Reste du monde / Rest of the world


## Marques principales / *Key brands*



Marques historiques Pernod Ricard / Pernod Ricard historic brands
Marques acquises en 2001 / Brands acquired in 2001
Spiritueux / Spirits
Vins / Wines
7
6
5
4
3
2
1
Ricard
Seagram's Gin
Chivas
Larios
Pastis 51
Montilla
Royal Stag
Clan Campbell
Havana Club
100 Pipers
Jameson
Martell
Wyborowa
Ramazzotti
Wild Turkey
Bushmills
Jacob's Creek
millions de caisses / million cases
volumes 2001 / 2001 volumes


## Cours de l'action / *Share price*

**base 100 au 31 décembre 2000 / *100 at 12/31/2000***



150
100
50
Pernod Ricard
CAC 40
31 d
2000
j
f
m
a
m
j
j
a
s
o
n
d
2001
j
f
m
a
m
j
j
a
s
2002
2002

<u>Marques Globales</u> / *<u>Global Brands</u>*

**Chivas Regal :**
Le scotch whisky premium et super premium le plus prestigieux au monde avec 3 millions de caisses* vendues chaque année.
*The world's most prestigious premium and super premium whisky with annual sales of 3 million cases*.*

**Jameson :**
N° 1 des whiskeys irlandais avec 1,5 million de caisses* vendues en 2001 et un taux de croissance annuel moyen de 9 % sur les 5 dernières années.
*No.1 Irish whiskey with 2001 sales of 1.5 million cases* and an average annual growth rate of 9% over the past 5 years.*

**The Glenlivet :**
Le N° 3 des malts whiskies les plus vendus au monde et le N° 1 aux USA.
*No.3 amongst the global top selling malt whiskies and No.1 in the USA.*

<u>Relais de croissance</u> / *<u>Growth Brand</u>*

**Royal Salute**

<u>Marques Forteresses</u> / *<u>Fortress Brands</u>*

**Clan Campbell**
**Bushmills**
**Wild Turkey**

e whisky constitue le premier secteur d'activité de Pernod Ricard, avec plus de 15 millions de caisses* vendues en 2001 soit environ 33 % des volumes du Groupe. Pernod Ricard est le 3ème opérateur mondial du scotch whisky, le N° 1 mondial pour le malt, les whiskeys irlandais et dispose de la gamme la plus complète sur le marché (Scotch, Irish whiskey, Bourbon, Canadian rye et whiskies locaux).


CHIVAS REGAL
12
PREMIUM SCOTCH
WHISKY

*Whisky is Pernod Ricard's leading sector of activity, representing about 33% of the Group's volume, with sales of more than 15 million cases* in 2001. Pernod Ricard holds third place worldwide for Scotch whisky, is the world leader in malt and Irish whiskey and enjoys the most complete range in the business (Scotch, Irish whiskey, Bourbon, Canadian rye and local whiskies).*

* caisses de 9 litres  ** 9 litre cases*

Marque Globale / *Global Brand*

Ricard

Marques Forteresses / *Fortress Brands*

Pastis 51
Pernod

ernod Ricard est N° 1 mondial des anisés, avec 9,5 millions de caisses* commercialisées en 2001, soit 21 % des volumes du Groupe. L'anis est l'un des trois spiritueux les plus vendus par le Groupe. Ricard a commercialisé 6,7 millions de caisses* en 2001, confirmant sa position de leader du marché des spiritueux en France, en Belgique et au Luxembourg et de N° 5 dans le monde. En deuxième place dans le portefeuille arrive Pastis 51, N° 2 sur le marché français des spiritueux. Enfin, Pernod est l'anis exporté dans le plus grand nombre de pays. En 2002, le Groupe a lancé "Ricard bouteille" prêt-à-boire, après un test très prometteur dans le sud de la France.


RICARD
45
F R A N C E
PASTIS DE MARSEILLE

*ernod Ricard is No.1 worldwide for aniseed-based drinks, with 9.5 million cases* sold in 2001, representing 21% of the Group's volume sales. Aniseed-based drinks are amongst the Group's top three best-selling spirits. Ricard sold 6.7 million cases* in 2001, confirming its position as the spirits leader in France, Belgium and Luxembourg, and the No.5 worldwide. Ranking second in the portfolio is Pastis 51, which is No.2 in the French spirits market. Pernod is the most widely exported aniseed brand. In 2002, the Group launched "Ricard bouteille", a ready-to-drink product which has undergone very encouraging testing in the South of France.*

* caisses de 9 litres / ** 9 litre cases*

# Alcools blancs / *White spirits*

Marque Globale / *Global Brand*

Wyborowa

Marques Forteresses / *Fortress Brands*

Seagram's Gin
Larios

La catégorie des alcools blancs représente, avec ses 8,5 millions de caisses* vendues en 2001, 19 % de l'activité du Groupe.
Le Groupe est N° 2 du gin. La gamme comprend de grandes vodkas polonaises et russe, des gins en Europe et en Amérique, de prestigieuses tequilas mexicaines ainsi que plusieurs grandes marques locales de vodka et de gin, notamment en Irlande et au Brésil.
Aux États-Unis, le Groupe vient d'annoncer le lancement de la Seagram's vodka.


WYBOROWA

*The white spirits sector represents 19% of the Group's activity with 8.5 million cases sold in 2001. The Group is No.2 in the gin market. The white spirits range includes premium Polish and Russian vodkas, gins in Europe and America, premium Mexican tequilas and several important local vodka and gin brands, notably in Ireland and Brazil. In the United States, the Group recently announced the launch of Seagram's vodka.*

* caisses de 9 litres / ** 9 litre cases*

Marque Globale / *Global Brand*

Havana Club

ernod Ricard détient la troisième place mondiale sur le marché du rhum avec Havana Club, le rhum cubain, et Montilla, le rhum brésilien. Havana Club est le N° 2 des rhums premium (hors USA) avec 1,5 million de caisses* vendues en 2001 et un taux de croissance annuel moyen de 16 % sur les 5 dernières années.
En 2002, la marque Havana Club a lancé les variétés "Añejo Blanco" et "Añejo Oro".


Havana Club
EL RON DE CUBA

*Pernod Ricard is ranked third in the rum market worldwide, with Havana Club, the Cuban rum, and Montilla, the Brazilian rum. Havana Club is the No.2 premium rum (outside the United States) with sales of 1.5 million cases* in 2001 and a 16% average annual growth rate over the past 5 years. In 2002, Havana Club launched "Añejo Blanco" and "Añejo Oro".*

* caisses de 9 litres / ** 9 litre cases*

## Amers / *Bitters*

Relais de croissance / *Growth Brand*

**Amaro Ramazzotti :**
L'une des plus fortes croissances mondiales du secteur avec un taux annuel moyen de 15.8 % au cours des 5 dernières années. N° 1 des spiritueux importés en Allemagne : 714 000 caisses de 9 litres.
*One of the sector's strongest global growth rates with an annual average increase of +15.8% over the past five years. The No.1 spirit imported into Germany: 714.000 9 litre cases.*

vec un volume de 3 millions de caisses* commercialisées en 2001, Pernod Ricard est N° 1 mondial des amers. Tirées par trois marques régionales puissantes, Ramazzotti, Becherovka et Suze, les amers bruns et blonds du Groupe continuent leur progression à l'export, en Europe principalement, à partir de fortes positions acquises sur leur marché domestique. C'est ainsi qu'au cours du 1er semestre l'Amaro Ramazzotti vient de franchir le cap du million de caisses et poursuit sa croissance fulgurante en Allemagne et en Europe centrale.


1815
RAMAZZOTTI
AMARO
FELSINA RAMAZZOTTI
F.LLI RAMAZZOTTI
MILANO

*ernod Ricard holds the No.1 position in the worldwide bitters market, with a volume of 3 million cases* sold in 2001. The Group's clear and dark bitters continue to grow in their export markets, primarily in Europe, led by three powerful regional brands – Ramazzotti, Becherovka and Suze – which also have strong roots in their home markets. As a result, during the first half Amaro Ramazzotti passed the one million case mark, and has continued its remarkable growth in Germany and Central Europe.*

* caisses de 9 litres / ** 9 litre cases*

## Cognacs *Cognacs*

Marque Globale *Global Brand*

Martell :
N° 3 mondial et N° 1
en Duty Free
*No. 3 worldwide and No. 1*
*in Duty Free*

ernod Ricard détient la seconde place mondiale sur le marché du cognac. Martell est l'une des marques prioritaires. Son produit phare, le Cordon Bleu, apprécié dans le monde entier constitue pour Martell une vraie opportunité de croissance sur le segment. La gamme comprend également Bisquit et Renault.


MARTELL

*Pernod Ricard ranks second in the global cognac market. Martell is one of the Group's priority brands. Its flagship brand, Cordon Bleu, is appreciated worldwide and offers real growth opportunity for Martell in the sector. The range also includes Bisquit and Renault.*

## Autres spiritueux *Other spirits*

Relais de croissance *Growth Brand*

Pernod Ricard commercialise plus de 4 millions de caisses* de spiritueux variés. Les liqueurs constituent un segment particulièrement important du fait de la forte croissance de leurs ventes à l'échelon mondial.

*Pernod Ricard markets more than 4 million cases* of other spirits. Liqueurs are an especially important sector, due to strong sales growth on a global scale.*

* caisses de 9 litres · ** 9 litre cases*

Marques Globales / *Global Brands*

Jacob's Creek
Wyndham Estate

ernod Ricard commercialise une gamme complète de vins européens et du nouveau monde. La marque phare est incontestablement l'australien Jacob's Creek, N° 1 des vins australiens en bouteille avec 5,3 millions de caisses* commercialisées en 2001 et une croissance annuelle d'1 million de caisses.
En 2002, le Groupe a lancé Jacob's Creek Reserve et Jacob's Creek Limited Release et a développé sa gamme de vins Wyndham Estate.



*Pernod Ricard markets a full range of Old and New World wines. Jacob's Creek, produced in Australia, remains the undisputed star of the wine portfolio, and is the No.1 bottled Australian wine with sales of 5.3 million cases* in 2001, and an annual growth of 1 million cases.*
*In 2002, the Group launched Jacob's Creek Reserve and Jacob's Creek Limited Release, and developped its range of Wyndham Estate wines.*

* caisses de 9 litres / ** 9 litre cases*

# Compte de résultat
## *Income statement*

| en millions d'euros<br>*EUR million* | 30 \| 06 \| 2002<br>*06 / 30 / 2002* | 30 \| 06 \| 2001<br>*06 / 30 / 2001* | Variation<br>*Variation* |
|---|---|---|---|
| **Chiffre d'affaires (HDT)**<br>***Net Sales excluding taxes and duties*** | **2 574** | **2 189** | **18 %** |
| Achats consommés et frais de production<br>*Cost of goods sold and production costs* | (1 425) | (1 319) | 8 % |
| Frais publi-promo et distribution<br>*A&P and distribution costs* | (462) | (363) | 27 % |
| Frais commerciaux et généraux<br>*Commercial costs and overheads* | (392) | (326) | 20 % |
| **Résultat opérationnel**<br>***Operating profit*** | **295** | **181** | **63 %** |
| Frais financiers nets<br>*Net interest expenses* | (79) | (13) | N/A |
| **Résultat courant**<br>***Pretax profit before exceptional items*** | **217** | **169** | **29 %** |
| Résultat exceptionnel<br>*Exceptional items* | 18 | (10) | N/A |
| Impôts sur les sociétés<br>*Income taxes* | (71) | (41) | 72 % |
| Résultat des sociétés mises en équivalence<br>*Interest in earnings of equity companies* | 1 | 0 | N/A |
| Amortissement des survaleurs<br>*Amortization of goodwill* | (7) | (11) | −32 % |
| Résultat net<br>*Net income before minority interests* | 158 | 107 | 48 % |
| Droits des tiers<br>*Minority interests* | (4) | (2) | N/A |
| **Résultat net part du Groupe**<br>***Net Income*** | **154** | **105** | **47 %** |

# Bilan résumé
# *Balance Sheet*

| en millions d'euros / *EUR million* | 30 / 06 / 2002 — *06 / 30 / 2002* | 31 / 12 / 2001 — *12 / 31 / 2001* |
|---|---|---|
| **Actif / *Assets*** | | |
| Immobilisations corporelles et financières / *Tangible assets and Investments* | 1 384 | 1 909 |
| Immobilisations incorporelles et survaleurs / *Intangible assets and Goodwill* | 2 198 | 2 263 |
| Stocks / *Inventories* | 2 363 | 2 461 |
| Créances d'exploitation / *Current receivables* | 1 437 | 1 671 |
| Impôt différé actif / *Deffered tax assets* | 167 | 134 |
| Valeur mobilières de placements / *Marketable securities* | 134 | 152 |
| Disponibilités / *Cash and equivalents* | 159 | 933 |
| Comptes de régularisation Actif / *Prepaid expenses* | 98 | 92 |
| Primes de remboursements des obligations / *Bond discount* | 55 | - |
| Ecart de conversion Actif / *Currency translation adjustment* | 4 | 7 |
| | **7 999** | **9 622** |
| **Passif / *Liabilities*** | | |
| Fonds propres / *Equity* | 2 328 | 2 513 |
| Provisions / *Provisions* | 402 | 518 |
| Emprunt et obligation convertible / *Convertible bond* | 553 | - |
| Dettes financières / *Long term liabilities* | 3 017 | 4 779 |
| Emballages consignés / *Returnable containers* | 5 | 4 |
| Dettes d'exploitation / *Trade and other accounts payable* | 1 287 | 1 407 |
| Dettes diverses / *Other liabilities* | 406 | 396 |
| Comptes de régularisation Passif / *Adjustment liabilities* | 1 | 4 |
| | **7 999** | **9 622** |

# Tableau de financement
# *Cash-flow statement*

| en millions d'euros<br>*EUR million* | 30 \| 06 \| 2002<br>*06 / 30 / 2002* | 30 \| 06 \| 2001<br>*06 / 30 / 2001* |
|---|---|---|
| Résultat net<br>*Net income* | 158 | 107 |
| Amortissements et autres retraitements<br>*Amortization and other changes in provisions* | 2 | 52 |
| Capacité d'autofinancement<br>*Cash flow* | 160 | 159 |
| Variation du BFR<br>*Change in working capital need* | – 17 | – 5 |
| Investissements d'exploitation<br>*Investments* | – 62 | – 47 |
| **Free Cash Flow**<br>***Free Cash Flow*** | **81** | **107** |
| Investissements financiers (nets des désinvestissements)<br>*Financial investments* | 107 | 86 |
| Acquisition Seagram : impact de la période<br>*Seagram acquisition: impact on the period* | 238 | - |
| Emission Obligation Convertible (OCEANE)<br>*Issued Convertible Bond* | 493 | - |
| Dividendes<br>*Dividends paid* | – 101 | – 108 |
| Ecart de conversion et devises<br>*Currency translation adjustment* | 151 | – 9 |
| **Variation endettement**<br>***Reduction in debt*** | **969** | **76** |

# Evolution de l'endettement
# *Debt flow*

| en millions d'euros<br>*EUR million* | 30 \| 06 \| 2002<br>*06 / 30 / 2002* | 30 \| 06 \| 2001<br>*06 / 30 / 2001* |
|---|---|---|
| Capacité d'autofinancement *Cash flow* | 160 | 159 |
| Variation du BFR *Change in WCR* | – 17 | – 5 |
| Investissements corporels *Investment in fixed assets* | – 62 | – 47 |
| Free Cash Flow *Free cash flow* | 81 | 107 |
| Désinvestissements financiers *Financial assets disposals* | 345 | 86 |
| Dividendes (y compris précompte) *Payout (incl. additional tax)* | – 101 | – 108 |
| Emission Océane *Convertible bonds (Oceane)* | 493 | - |
| Incidence des variations de change *Currency impact* | 151 | – 9 |
| Diminution de l'endettement *Reduction in debt* | 969 | 76 |

# Structure du Groupe
# Principales filiales
# *Group's structure*
# *Main direct subsidiaries*

Pernod Ricard

**Principales sociétés propriétaires de marques**
***Major Brand owners***

- Ricard SA
- Pernod Entreprise
- Chivas Brothers
- Martell & Co
- Irish Distillers
- Orlando Wyndham
- Wyborowa SA

**Holdings régionales**
***Regional holdings***

- Pernod Ricard Europe
- Pernod Ricard North America
- Pernod Ricard Central & South America
- Pernod Ricard Asia
- Pernod Ricard South-Asia

**Hors taxes / *Duty Free***

- Pernod Ricard World Trade

**Joint venture / *Joint venture***

- Havana Club Int.

Pernod Ricard
Direction de la Communication / Corporate Communications

12, place des États-Unis • 75783 Paris Cedex 16
Téléphone : 33 (0) 1 41 00 41 00 • Fax : 33 (0) 1 41 00 41 41

## Contacts / *Contacts*

**Relations Investisseurs / *Investor Relations***
Patrick de Borredon +33 (0)1 41 00 41 71

**Relations Presse / *Media***
Alain-Serge Delaitte +33 (0)1 41 00 40 95

**Service actionnaire numéro vert / *Shareholder information***
Numéro vert / *Toll free number* : 0 800 880 953
appel de France seulement / *calls from France only*

**Internet**
http://www.pernod-ricard.com



Production : Olympe - Paris

**Le nouveau siège / *The new headquarte***